[ COMPANY LETTERHEAD ]

Joseph W. Schmidt
Vice President
General Counsel and Secretary
Phone: (212) 849-4512
Fax: (212) 953-4326
Email: jws@dovercorp.com

September 14, 2007

By mail and EDGAR
Perry J. Hindin, Esq.
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance — Mail Stop 6010
Washington, D.C. 20549

Dear Mr. Hindin:

As you requested, this will confirm the message I left for you last week. We are preparing a response to the Commission’s letter of August 21, 2007 to Ronald L. Hoffman, CEO of Dover Corporation. My intention is to complete the response and send it to you by September 21, 2007 as requested. However, due to the number of parties who should have an opportunity to review and comment on the draft response, we may need additional time. If additional time is needed, it will be my expectation and intention to send the response to you by September 28, 2007. I will do my best to hold to this timeframe.

Yours truly,

/s/ Joseph W. Schmidt